Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

June 27, 2012

Board of Directors

Choice Hotels International, Inc.

10750 Columbia Pike

Silver Spring, Maryland 20901

Ladies and Gentlemen:

We are acting as counsel to Choice Hotels International, Inc., a Delaware corporation (the “Company”), the Delaware LLC Guarantors (as listed and defined on Schedule A hereto), the Delaware Corporate Guarantors (as listed and defined on Schedule A hereto) and the Georgia Guarantors (as listed and defined on Schedule A hereto) (the Delaware LLC Guarantors, Delaware Corporate Guarantors and Georgia Guarantors are referred to in this opinion as the “Guarantors”) in connection with the Underwriting Agreement dated June 22, 2012 (the “Underwriting Agreement”), among the Company and Deutsche Bank Securities Inc., as representative of the several underwriters named in Schedule I of the Underwriting Agreement (the “Underwriters”) relating to the proposed issuance by the Company of $400 million aggregate principal amount of 5.750% Senior Notes due 2022 (the “Notes”), pursuant to the Company’s automatic shelf registration statement on Form S-3 (File Nos. 333-168914 and 333-168914-01 through 333-168914-08) filed with the Securities and Exchange Commission on August 18, 2010 (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of the Indenture (as defined below), the Notes and such other agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

For purposes of this opinion letter, we have assumed that (i) Wells Fargo Bank, National Association, as trustee (the “Trustee”) under the Base Indenture, dated as of August 25, 2010, as supplemented by the Second Supplemental Indenture, dated as of June 27, 2012 (together, the “Indenture”), between the Company and the Trustee, as described in a prospectus supplement dated June 22, 2010 (the “Prospectus Supplement”), has all requisite power and authority under all

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Board of Directors Choice Hotels International, Inc.	- 2 -	June 27, 2012

applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee’s right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, (v) there has been no material mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution and delivery of the Indenture, and the conduct of all parties to the Indenture has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

This opinion letter is based as to matters of law solely on applicable provisions of the following as currently in effect: (i) with respect to the Company and the Delaware Corporate Guarantors, Delaware General Corporation Law, as amended; (ii) with respect to the Delaware LLC Guarantors, the Limited Liability Company Act of the State of Delaware, as amended; (iii) with respect to the Georgia Guarantors, the General Corporation Law of the State of Georgia, as amended; and (iv) the laws of the State of New York (but not including any laws, statutes, ordinances, administrative decisions, rules or regulations of any political subdivision below the state level). We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations or the effect that such other laws, statutes, ordinances, rules or regulations may have on the opinions expressed herein. As used herein, the terms “Delaware General Corporation Law, as amended” and “Limited Liability Company Act of the State of Delaware, as amended” includes the statutory provisions contained therein, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. As used herein, the term “General Corporation Law of the State of Georgia, as amended” includes the statutory provisions contained therein, all applicable provisions of the Georgia Constitution and reported judicial decisions interpreting these laws. As used herein, the term “laws of the State of New York” includes the statutory provisions contained therein, all applicable provisions of the New York Constitution and reported judicial decisions interpreting these laws

Based upon, subject to and limited by the foregoing, we are of the opinion that (a) the Notes have been duly authorized on behalf of the Company and that, following (i) receipt by the Company of the consideration for the Notes specified in the resolutions of the Board of Directors and the Pricing Committee of the Board of Directors and the Underwriting Agreement and (ii) the due execution, authentication, issuance and delivery of the Notes pursuant to the terms of the Indenture, the Notes will be valid and binding obligations of the Company and (b) the guarantees of the Notes by the Guarantors have been duly authorized on behalf of the Guarantors and that, following (i) receipt by the Company of the consideration for the Notes specified in the resolutions of the Board of Directors and the Pricing Committee of the Board of Directors and the Underwriting Agreement and (ii) the due execution, authentication, issuance and delivery of the Notes by the Guarantors pursuant to the terms of the Indenture, the guarantees will be valid and binding obligations of the Guarantors.

Board of Directors Choice Hotels International, Inc.	- 3 -	June 27, 2012

This opinion letter has been prepared for use in connection with the filing by the Company of a Current Report on Form 8-K on the date hereof, which Form 8-K will be incorporated by reference into the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.01 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement which constitutes a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP

Board of Directors Choice Hotels International, Inc.	- 4 -	June 27, 2012

Schedule A

Guarantors

Delaware Corporate Guarantors	Jurisdiction of Organization
Choice Capital Corp.	Delaware
Choice Hotels International Services Corp.	Delaware

Delaware LLC Guarantors	Jurisdiction of Organization
Brentwood Boulevard Hotel Development, LLC	Delaware
CSES, LLC	Delaware
Dry Pocket Road Hotel Development, LLC	Delaware
Park Lane Drive Hotel Development, LLC	Delaware

Georgia Guarantors	Jurisdiction of Organization
Suburban Franchise Systems, Inc.	Georgia
Suburban Franchise Holding Company, Inc.	Georgia